

SECURIT )N

11023721

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 32099

REPORT FOR THE PERIOD BEGINNING 10/01/10 _____ AND ENDING 09/30/11 _____

                               MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LAWSON FINANCIAL CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3352 EAST CAMELBACK ROAD

                                       (No. and Street)

PHOENIX   ARIZONA   85018

         (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LONA NANNA   602-381-8588

                                               (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SCHUMANN, ADRIANO & COMPANY, PLLC

                     (Name – if individual, state last, first, middle name)

2432 W. PEORIA AVE., STE 1282   PHOENIX   AZ   85029

   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, ROBERT W. LAWSON , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
LAWSON FINANCIAL CORPORATION , as
of SEPTEMBER 30 , 20 11 , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____ Signature

_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.

Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Auditors' Report

The Board of Directors
Lawson Financial Corporation

We have audited the accompanying statement of financial condition of Lawson Financial Corporation, an Arizona Corporation, as of September 30, 2011, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Lawson Financial Corporation at September 30, 2011, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

RECEIVED

NOV 3 0 2011

189

Schumann Adriano & Company

November 28, 2011

2432 W. Peoria Ave. • Suite 1282 • Phoenix, Arizona 85029 • (602) 870-1426 • Fax (602) 678-0241

LAWSON FINANCIAL CORPORATION
Statement of Financial Condition
September 30, 2011

ASSETS

Cash	$	232,281
Cash segregated under federal and other regulation		10,588
Due from clearing organization		1,391,530
Securities owned:		
-marketable		2,717,181
Employee receivables		9,350
Furniture, equipment and leasehold improvements		
net of accumulated depreciation of $297,425		52,500
Interest receivable		36,031
Prepaid expenses		23,475
Other assets		62,652
Total Assets	$	4,535,588

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$	103,407
Accrued expenses		68,866
Securities sold, not yet purchased, at market value		2,734,696
Commissions payable		240,419
Payable to related party		139,141
Total Liabilities		3,286,529
Common stock, $.01 par value, authorized 100,000 shares, issued 86,000 shares, outstanding 51,000 shares		860
Additional paid-in capital		524,140
Retained earnings		916,063
Less 35,000 shares of treasury stock at cost		(192,004)
Total Stockholder's Equity		1,249,059
Total Liabilities and Stockholder's Equity	$	4,535,588

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Income
For the Year Ended September 30, 2011

REVENUES

Trading profits	$	3,504,785
Investment banking		1,288,844
Commissions		162,518
Interest income		441,191
		5,397,338

EXPENSES

Employee compensation and benefits	2,457,965
General and administrative	597,061
Professional fees	445,551
Interest	440,812
Occupancy and equipment costs	282,926
Advertising	213,932
Regulatory fees and expenses	204,908
Insurance	127,628
Communications and data processing	121,668
Postage	54,157
Seminars	46,611
Depreciation	10,413
Miscellaneous	240,831
	5,244,463

Net Income	$	152,875

The accompanying notes are an integral part of these financial statements

LAWSON FINANCIAL CORPORATION
Statement of Cash Flows
For the Year Ended September 30, 2011

Cash flows from operating activities:		
Net Income	$	152,875
Adjustments to reconcile net income to		
net cash used in operating activities:		
Depreciation		10,413
Increase (decrease) in cash resulting from changes in:		
Commissions receivable		5,600
Securities owned, marketable		(1,609,830)
Employee receivable		21,450
Interest receivable		(26,375)
Prepaid expenses		(12,518)
Other assets		(50,026)
Receivable/Payable to clearing organization		(1,184,995)
Accounts payable, accrued expenses, and other liabilities		(331,717)
Securities sold, not yet purchased		2,734,696
Commissions payable		150,695
Related party payable		99,764
Net cash used in operating activities		(39,968)
Net cash used in investing activities:		
Purchase of Fixed Assets		(5,219)
Net cash provided by fininancing activities:		
Additional paid in capital		250,000
Net increase in cash and cash equivalents		204,813
Cash and cash equivalents, beginning of year		38,056
Cash and cash equivalents, end of year	$	242,869
Supplemental cash flow information:		
Cash paid for interest	$	414,438

The accompanying notes are an integral part of these financial statements

Lawson Financial Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended September 30, 2011

	Common Stock	Additional Paid in Capital	Treasury Stock	Retained Earnings	Total
Balance, October 1, 2010	860	274,140	(192,004)	763,188	$ 846,184
Net income for the year ended September 30, 2011				152,875	152,875
Additional paid in capital		250,000			250,000
Balance, September 30, 2011	860	524,140	(192,004)	916,063	$ 1,249,059

The accompanying notes are an integral part of these financial statements.

1. Summary of Significant Accounting Policies

a. Basis of Presentation

Lawson Financial Corporation (the Company) is a securities broker-dealer and engages in activities as a market maker with offices in Arizona and Florida. The Company conducts security transactions fully disclosed with Pershing, LLC, which acts as its clearing broker. These statements have been prepared in accordance with established standards for securities broker-dealers. The following is a summary of significant accounting policies followed by the Company. The policies conform with accounting principles generally accepted in the United States of America and require management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses as well as disclosures of contingent assets and liabilities in the financial statements. Actual results could differ from those estimates. For the year ended September 30, 2011, there is no difference between the Company's net income and comprehensive income.

b. Cash Equivalents

Cash equivalents include highly liquid debt instruments and other short-term investments with an original maturity of three months or less.

Cash equivalents at September 30, 2011 consisted of:

Cash	$ 232,281
Cash segregated under federal and other regulations	10,588
	$ 242,869

c. Financial instruments

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities and commodities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded net on the statement of financial condition.

Financial instruments are recorded at fair value in accordance with FASB ASC 820.

1. Summary of Significant Accounting Policies, (continued)

d. Investment Banking

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking management fees are recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

e. Receivables

The Company accounts for receivables on the cost basis. Trade receivables consist primarily of amounts due from Pershing, LLC and the Company has not encountered collection problems regarding these receivables. Other receivables are written off using the specific identification method at the time the Company determines the receivable to be uncollectible.

f. Allowance for Doubtful Accounts

Commissions and other receivables are stated net of an allowance for doubtful accounts. The Company estimates the allowance based on an analysis of the specific receivables, taking into consideration the age of the past due accounts and an assessment of the debtor's ability to pay. There is no allowance for doubtful accounts at September 30, 2011.

g. Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is computed using accelerated methods with estimated lives of five or seven years. Leasehold improvements are amortized over the estimated economic useful life of the improvement.

h. Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

i. Income Taxes

As of July 1, 1991, the Company elected to be treated as a Subchapter S Corporation under Section 1362 of the Internal Revenue Code. Consequently, the components of the Company's taxable results have been reported on the individual income tax return of the Company's stockholder since that date.

1. Summary of Significant Accounting Policies, (continued)

j. Advertising

Advertising and promotion costs are expensed as incurred.

2. Fair value measurement

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs are developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of September 30, 2011.

LAWSON FINANCIAL CORPORATION
Notes to Financial Statements
September 30, 2011

2. Fair value measurement (continued)

Fair Value Measurements on a Recurring Basis

As of September 30, 2011

	Level 1	Level 2	Level 3	Total
Assets				
Financial Instruments owned:				
Municipal Bonds	$ -	2,451,389	12,650	2,464,039
Corporate Obligations	-	30,590	-	30,590
Other Securities	137,669	15,238	46,100	199,007
Collateralized Mortgage Obligations	1,940	-	-	1,940
Equities	21,605	-	-	21,605
Totals	$ 161,214	2,497,217	58,750	2,717,181
Liabilities				
Financial instruments sold, Not yet purchased				
Other Securities	$ -	2,734,696	-	2,734,696
	$ -	2,734,696	-	2,734,696

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended September 30, 2011.

Level 3 Financial Assets and Liabilities
Year Ended September 30, 2011
Total Gains/Losses Included in Income
Principal Transactions

	Beginning Balance	Unrealized Gains and (Losses) Related to Assets Held at Year End	Transfers In/Out	Purchases, Issuances, and Settlements	Ending Balance
Assets					
Financial Instruments Owned	$ 131,374	(41,075)	(133,024)	101,475	58,750

3. Cash Segregated Under Federal and Other Regulations

Cash of $10,588 has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Deposit with Clearing Organization

The Company is required to hold a cash deposit with its clearing broker. The deposit requirements are a contractual obligation between the Company and its clearing broker and can be adjusted based on the type and value of securities held in inventory. In lieu of a clearing deposit, the Company obtained a letter of credit with M&I Marshall & Ilsley Bank in the amount of $100,000 which can only be used to satisfy any clearing deficits with Pershing, LLC., the Company's clearing broker. As of September 30, 2011, the Company had not drawn on the letter of credit. The letter of credit specifies an interest rate of 3% in excess of prime. The line is collateralized by substantially all of the Company's assets.

5. Financial instruments with off-balance sheet risk

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes and clears customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

The Company has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at September 30, 2011, at fair values of the related securities and will incur a loss if the fair value of these securities increases subsequent to September 30, 2011.

6. Securities Owned

The amortized cost and estimated market values of investment trading securities at September 30, 2011 are as follows:

	Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
Municipal bonds	$ 2,438,625	27,212	1,798	2,464,039
Other securities	235,535	21,502	58,030	199,007
Corporate obligations	30,513	263	186	30,590
Equities	10,859	10,943	197	21,605
Collateralized mortgage Obligations	1,940	-	-	1,940
	$ 2,717,472	59,920	60,211	2,717,181

The net unrealized loss at September 30, 2011 is $291 and is recognized in the current statement of income.

The amortized cost and estimated market value of investment trading securities at September 30, 2011, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or pre-pay obligations with or without call or prepayment penalties.

	Amortized cost	Estimated market value
Due in one to five years	$ 4,762	4,750
Due in five to fifteen years	534,103	535,419
Due in fifteen years to twenty years	42,181	43,293
Due in twenty years to thirty-five years	1,857,579	1,880,577
	2,438,625	2,464,039
Other securities	235,535	199,007
Corporate obligations	30,513	30,590
Equities	10,859	21,605
Collateralized mortgage obligations	1,940	1,940
	$ 2,717,472	2,717,181

7. Receivable from Clearing Organization

The Company clears certain of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. The receivable from the clearing organization in the amount of $1,391,530 is from the purchase and sales of securities on a trade date basis at September 30, 2011.

8. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

Net capital and related net capital ratio may fluctuate on a daily basis. At September 30, 2011, the Company had net capital of $853,300 which was $603,300 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was .65 to 1.

9. Lease Commitments

The Company has obligations under operating leases with initial noncancelable terms in excess of one year. Future minimum lease obligations for office space and equipment at September 30, 2011, are as listed below:

Years ending September 30

2012	$	66,672
2013		67,218
2014		6,642
	$	140,532

Certain leases contain escalation clauses. Rent expense for operating leases for the year ended September 30, 2011 was $277,218.

10. Related Party Transactions

The Company leases a condominium from a stockholder on a month-to-month basis. The rent for the year ended September 30, 2011, was $14,377, which is included in occupancy and equipment costs.

The Company leases its corporate offices from a company partially owned by the stockholder on a month-to-month basis. The rent during the year ending September 30, 2011 was $144,688, which is included in occupancy and equipment costs.

The Company has $139,141 in liabilities to related parties.

11. 401(k) Plan

The Company has a 401(k) plan, which covers substantially all full-time employees over age 21 with at least one year of service. The plan provides for employee deferrals of up to 15% of annual compensation, or the annual deferral limit as set by the Internal Revenue Code. The Company does not make matching contributions.

12. Concentrations and Credit Risks

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event the counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

In normal industry practices, brokerage firms sell securities not yet purchased for their own account. The establishment of short positions exposes firms to off-balance sheet market risk in the event prices increase, as the firms may be obligated to acquire the securities at prevailing market prices.

The Company from time to time maintains bank accounts with balances in excess of federally insured limits, which exposes the Company to risk in the event of a bank failure. For the year ended September 30, 2011, the Company did not have deposits in excess of federally insured limits.

13. Contingencies

The Company is a defendant in arbitration before the Financial Industry Regulatory Authority, filed by its customers. The claims requested for alleged damages between $1,000,000 and $3,000,000. The Company denies all liability. The hearing is scheduled for August 2012 and legal counsel is unable to give an assessment of the outcome at this time.

The Company is a defendant in arbitration before the Financial Industry Regulatory Authority, filed by its customers. The Company denies all claims, but has entered into a settlement for $50,000 to resolve this matter.

The Company is a defendant in arbitration before the Financial Industry Regulatory Authority, filed by its customers. The claims requested for alleged damages of $476,075 plus interest and costs. The Company denies all liability and is vigorously defending the case. Mediation is scheduled November 22, 2011, and a final hearing is scheduled in February 2012. Legal counsel is unable to give an assessment of the outcome at this time.

14. Subsequent Events

The company has evaluated subsequent events through November 28, 2011, the date which the financial statements were available to be issued.

On October 26, 2011, the Financial Industry Regulatory Authority (FINRA) provided a draft of a letter of acceptance, waiver and consent to the Company's legal counsel regarding the imposition of certain findings. FINRA is seeking a censure and fine of $32,500 and a payment of restitution of $11,792 plus interest. Legal counsel is unable to give an assessment of the outcome at this time.

SUPPLEMENTARY INFORMATION

Schedule I

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2011

Net Capital

Total stockholder's equity $ 1,249,059

Nonallowable assets

Employee receivables	9,350	
Prepaid expenses	23,475	
Furniture, equipment and leasehold improvements	52,500	
Other assets	7,652	
Total deductions		92,977
Net capital before haircuts on securities positions		1,156,082

Haircuts

State and municipal government obligations	164,175	
Other securities	29,388	
Corporate bonds and obligations	2,035	
Corporate stocks and warrants	3,241	
Short Inventory	103,943	
Total haircuts		302,782
Net capital		$ 853,300

Aggregate indebtedness

Accounts payable, accrued expenses, and other
liabilities, as adjusted $ 551,834

Computation of basic net capital requirement

Minimum net capital required
(6 2/3% of aggregate indebtedness) $ 36,789

Minimum dollar net capital requirement $ 250,000

Net capital requirement (greater of above) $ 250,000

Excess net capital $ 603,300

Excess net capital at 1000% $ 798,117

Ratio: Aggregate indebtedness to net capital .65 to 1

Schedule I, (continued)

LAWSON FINANCIAL CORPORATION
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2011

Reconciliation of the computation of net capital with the computations included in Part IIA of Form X17A-5 as of the same date.

Net capital per focus report	$	836,983
Changes resulting from audit adjustments		
Unrealized gains on securities		16,317
Net capital per audit report	$	853,300

LAWSON FINANCIAL CORPORATION
Computation for Determination of Reserve Requirements for Broker Dealers
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2011

Credit balances

Free credit balances and other credit balances in customers' security accounts	$ -
Monies borrowed, collateralized by securities carried for the accounts of customers	-
Monies payable against customers' securities loaned	-
Credit balances in firm accounts which are attributable to principal sales to customers	-
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days	-
Market value of short security count differences over thirty calendar days old	-
Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over thirty calendar days	-
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer agent or issuer during the forty days	-
Total credit items	-

Debit balances

Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection and net of deductions pursuant to Rule 15c3-3	-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-
Failed to deliver customers' securities not older than thirty calendar days	-
Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts	-
Total debit items	-
Excess of total credits over total debits	$ -

Reserve Computation

105% of total credits over total debits	$ -
Amount held on deposit in reserve bank accounts	$ 10,588

Note: The Computation of Reserve Requirements under Rule 15c3-3 as of September 30, 2011 computed by Lawson Financial Corporation in its Form X-17A-5, Part II filed with the Financial Industry Regulatory Authority on October 22, 2011, agrees with that shown above.

Schedule III

LAWSON FINANCIAL CORPORATION
Information relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of September 30, 2011

1. Customers' fully paid and excess margin securities not in the respondent's possession or control as of September 30, 2011 for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3.

$ _____ -

   A. Number of items

_____ -

2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of September 30, 2011, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.

$ _____ -

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann, CPA
Charles M. Adriano, CPA

Shayne P. Theobald
Scott R. Gastineau, CPA

Independent Accountants' Report on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Lawson Financial Corporation

3352 E. Camelback Rd.
Phoenix, AZ 85018

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended September 30, 2011, which were agreed to by Lawson Financial Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and [other designated examining authority or specified parties of report], solely to assist you and the other specified parties in evaluating Lawson Financial Corporation, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Lawson Financial Corporation's management is responsible for the Lawson Financial Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, check number 39261, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended September 30, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended September 30, 2011, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, including the general ledger and company's the quarterly income and expense summary worksheet, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers, the quarterly income and expense summary worksheet, supporting the adjustments noting no differences; and

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

November 28, 2011

Schumann, Adriano & Company, P.L.L.C.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

For the fiscal year ended September 30 , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 032099   FINRA SEP
> LAWSON FINANCIAL CORPORATION
> 3352 E CAMELBACK RD
> PHOENIX AZ 85018-2310

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 10,890

   B. Less payment made with SIPC-6 filed (exclude interest)   (4,570)
      4/27/11
      _____
      Date Paid

   C. Less prior overpayment applied   (----------)

   D. Assessment balance due or (overpayment)   6,320

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   ----------

   F. Total assessment balance and interest due (or overpayment carried forward) $ 6,320

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ 6,320

   H. Overpayment carried forward $(_____)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

_____
(Name of Corporation, Partnership or other organization)

_____
(Authorized Signature)

Dated the_____ day of_____, 20____ .

_____
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 5,397,336

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.

(2) Net loss from principal transactions in securities in trading accounts.

(3) Net loss from principal transactions in commodities in trading accounts.

(4) Interest and dividend expense deducted in determining item 2a.

(5) Net loss from management of or participation in the underwriting or distribution of securities.

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.

(7) Net loss from securities in investment accounts.

     Total additions   0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.   172,626

(2) Revenues from commodity transactions.

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.   136,501

(4) Reimbursements for postage in connection with proxy solicitation.

(5) Net gain from securities in investment accounts.

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).   278,808

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):   12,742

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 440,812

     (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0

       Enter the greater of line (i) or (ii)   440,812

       Total deductions   1,041,489

2d. SIPC Net Operating Revenues $ 4,355,847

2e. General Assessment @ .0025 $ 10,890

     (to page 1, line 2.A.)

SCHUMANN, ADRIANO & COMPANY, P.L.L.C.
Certified Public Accountants

Merlin J. Schumann, CPA

Charles M. Adriano, CPA

Shayne P. Theobald

Scott R. Gastineau, CPA

Independent Auditors' Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Lawson Financial Corporation

In planning and performing our audit of the financial statements of Lawson Financial Corporation (the Company), as of and for the year ended September 30, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted account principles.

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Schumann, Adriano & Company, P.L.L.C.
Certified Public Accountants
November 28, 2011